Mail Stop 3551

February 23, 2009

Thomas M. Livia
President and Co-Chief Executive Officer
PC Universe, Inc.
504 NW 77th Street
Boca Raton, Florida 33487

> **Re: PC Universe, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 2, 2009**
> **File No. 000-52804**

Dear Mr. Livia:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Asset Sale, page 15

Termination of the Financing Agreement with IBM, page 15

1. In the second full paragraph on page 16 you state that you "considered and explored several options including a merger opportunity, selling all or some portion of [your] assets, seeking protection under the federal bankruptcy laws, and ceasing some or all of [your] operations." Please discuss the following with respect to your consideration of these options:

- Describe the analysis you performed with respect to each of the options you considered;

- Disclose whether you contacted or consulted with any third parties in considering and exploring your options, and if so, identify those parties. By way of example only, and not intended as an exhaustive list, this would include any potential transaction partners and any financial consultants;

- In light of your disclosure that you considered "several options including" please disclose any options that were considered in addition to those listed;

- Identify the individuals within your company that participated in the consideration and exploration of each option; and

- With respect to each option considered, discuss the factors that led you to determine that they were not preferable to the Asset Sale transaction.

2. Please discuss the following with respect to your independent committee's determination that "[t]he Asset Sale transaction was … determined to be fair and in the best interests of the Company's stockholders", as disclosed in the third full paragraph of page 16:

- Identify each member of the independent committee of your Board and describe how each member was selected;

- Describe the reasons why the independent committee concluded that the Asset Sale transaction was fair and in the best interests of your shareholders; and

- Discuss the effect, if any, that Mr. Livia's and Mr. Stern's consulting arrangements with eMedia had on the independent committee's fairness analysis and conclusion.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Chris Chase, Attorney Adviser, at (202) 551-3485, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Rebecca G. DiStefano, Esq.
        Greenberg Traurig, LLP
        (Via Facsimile)